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                      Filed by Autoweb.com, Inc. (Commission File No. 000-25577)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                             Subject Company: autobytel.com inc.
                                                 (Commission File No. 000-22239)



                                     AUTOWEB

                           MODERATOR: JEFFREY SCHWARTZ
                                 APRIL 25, 2001
                                   3:30 PM CT


Operator:           Thank you for joining us today - the Autoweb First Quarter
                    Earnings 2001 conference call. I will now turn the call over to Mr. (Lendener) of MWW.

Mr. (Lendener):     Thank you. Your hosts today Jeffrey Schwartz, CEO of
                    Autoweb, Dean DeBiase, Chairman, Michael Schmidt, Autoweb's
                    Chief Financial Officer.

                    Today's conference call -- including the question and answer period, projections or other forward looking statements regarding future events and future financial performance of the company -- are covered by Safe Harbor Statement contained in today's press release.

                    We refer you to the company's filings with the SEC for additional information on risk factors that could cause actual results to differ materially from current expectations.

                    I will now turn the call over to Mr. Dean DeBiase.

Dean DeBiase:       Thanks, Michael. Welcome to our Q1 call, everybody.

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                    The first quarter was an exciting time for Autoweb. And
                    during today's call we'll update you on significant progress our team made on the Q1 objectives that we outlined on last quarter's conference call.

                    We continue to see positive trends in the on line automotive services business, both in the customer and the business to business markets

                    And we've taken very strong steps to strengthen the company's lead in both of those sectors and deliver long term results to our shareholders.

                    We completed our restructuring programs, strengthened our industry partnership agreements, began to see positive financial trends related to our ongoing management initiatives, and recently announced our agreement to merge with Autobytel.

                    We think market leadership is a key factor in driving the next generation of automotive commerce and providing the best services to the industry.

                    The combination of Autoweb and Autobytel will leverage and solidify our market position. And allow us to offer more value to our partners and customers, providing them wish access to the industry's leading media, advertising, content, technology, fulfillment and services platform.

                    Now I'd like to turn the call over to Jeffrey who will expand on some of the details of the quarter.

Jeffrey Schwartz:   Thank you, Dean.

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                    During the first quarter, Autoweb continued to strengthen
                    its leadership position through a series of operational, marketing and financial improvements.

                    Last quarter I told you that our drive to profitability would be fueled by our progress in four key areas, which include the following - a broad restructuring of the costs of the business, reinforcing Autoweb's position as a strong consumer brand in the on line automotive buying service and content areas, strengthening our AIC division, and building out future business models.

                    I would now like to discuss the progress we continue to make in each of these areas.

                    First, Autoweb has completed its restructuring program, which included staff reductions as well as the re-negotiation of certain marketing agreements.

                    Through these efforts, our future expense run rate will be significantly lower.

                    As of March 31, 2001 our future obligations under certain marketing agreements were reduced by approximately $40 million. This reduction in obligation translates into year over year expense savings of approximately $15 million for the second through fourth quarter of 2001.

                    We achieved this transition while maintaining all of our relationships.

                    As previously discussed, the staff reduction plan implemented in late 2000 is projected to save approximately $10 million in 2001.

                    Second, we have strengthened our leadership position in the consumer referral and automotive marketing category.

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                    Our sites received 9.8 million visits during the first
                    quarter compared to 8.7 million visits in the last quarter of 2000, expanding our ranking as one of the leading automotive destinations on the Internet.

                    Page use per visit remained high with an average of 9.2 per visit, which is comparable to 9.7 pages per visit in the fourth quarter of 2000.

                    These numbers are up generally significantly year over year, reflecting our focus on leveraging AIC content.

                    Average session time also increased. And we're confident that consumer satisfaction remains high.

                    Our content and its usability remain unrivaled, we believe.

                    In addition, we strengthened Autoweb's position as a preferred media in advertising platform for nearly all of the automobile manufacturers.

                    We enhanced our OEM partnerships during the first quarter, renewing with key manufacturers such as General Motors and Ford.

                    On the advertising front over 23 of the top 28 OEMs advertised on our site during the quarter, with revenues from these manufactures accounting for over 80% of Autoweb's total advertising revenue.

                    These large players clearly recognize the reach of our sites and their ability to target qualified automotive consumers.

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                    In March, advertising page views on our properties reached their highest level ever with over 163 million ads served during our quarter.

                    In addition, we've developed a new set of rich media, performance driven advertising products, which are being rolled out to clients in the second quarter.

                    Contrary to some industry trends, we view the media portion of our business as a high growth segment, as OEMs are coming on line strong.

                    During the first quarter, we also made many improvements in fulfillment, which is another key to our leadership in the consumer market.

                    We continue to successfully transition to more profitable, higher margin dealer relationships. This is evidenced by an increase in the average number of purchase requests per franchise received during the first quarter.

                    Similarly, we are seeing a significantly higher level of purchase request activity from our newer dealer relationships.

                    We believe this migration to higher margin dealer relationships is being facilitated by many of the quality initiatives launched during the quarter at Autoweb.

                    One of these is our consumer referral scrubbing initiative, which enables us to verify each purchase request against an independent, third party data base, and utilize a call center to confirm an interest consumer's contact information when necessary.

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                    These initiatives, which are positively impacting our
                    results from both a revenue and cost perspective, clearly demonstrate our commitment to running a profitable business.

                    Moreover, dealer satisfaction with these initiatives remains very high, which we feel will favorably impact dealer retention.

                    Consumers continue to prefer automotive sites that offer the richest and most accurate automotive content and information.

                    In fact, according to (Forrester), automobiles are the second most researched category in the Internet, just behind the travel category.

                    By 2005 an estimated 55% of all automotive sales will be influenced by Internet research, representing $282 billion in transaction value.

                    It is clear that leadership in this category requires the best and the most accurate automotive content information and tools.

                    Autoweb continues to set the bar in each of these areas.

                    During the first quarter, Autoweb launched an enhanced version of (Autosite) which includes the auto gallery, well equipped and popularly equipped vehicles, and key advantage report comparison tools.

                    Further content enhancement during the quarter include the addition of 360 degree interior photos for the most popular 2001 model vehicles, the introduction of Autoweb's top 10 most popular auto feature, and the launch of our multi lender finance platform.

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                    Clearly, we remain committed to bringing new exciting
                    products, content and functionality to our visitors.

                    As for the third priority I outlined, our Automotive Information Center business remains a key to our long term growth in both the consumer and B to B segments.

                    During the first quarter, AIC had considerable success in creating new, value added revenue generating relationships with existing partners, including General Motors, Lexus, Saab and Toyota.

                    The AIC also scored several key customer renewals during the quarter, and launched our (Beach Head) strategy for the dealer market which we believe will be a high growth area for AIC in the future.

                    During the first quarter, AIC also expanded its position in the consumer market, rolling out its data content and tools to consumers through partnerships including those with (People First), (HomeStore) and iWon, which all had launches during the quarter utilizing AIC content.

                    Additionally, new partnerships during the quarter will enable AIC to expand many of these relationships globally.

                    Last quarter I told you that while it would take several quarters to see a significant financial impact, we are pursing initiatives to monetize our considerable information assets.

                    During the first quarter, we made progress towards this goal as we completed the product planning phase and began speaking with potential partners.

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                    We remain excited about this initiative, as the potential up side has not been figured into our financial projections.

                    Finally, our agreement to merge with Autobytel is moving ahead as planned.

                    While we continue to make many strides in positioning Autoweb as a standalone leader, this merger will create a single company with a strong market position, revenues in excess of $100 million, and a very solid cash position.

                    In addition, our combined companies can achieve cost savings and efficiencies that will accelerate both growth and profitability this year.

                    I hope that it's clear to our shareholders how singly focused this management team remains on bringing Autoweb to profitability.

                    Each of the initiatives we announced as part of our restructuring have already begun to positively impact our financials, and there is simply more to come.

                    I will now turn the call over to Michael Schmidt, Autoweb's CFO for a detailed discussion of our results and to provide guidance for the second quarter. Michael?

Michael Schmidt:    Thank you, Jeffrey.

                    Revenues for the first quarter were $10.1 million compared to $15.8 million for the first quarter of 2000, and $9.8 million for the fourth quarter of 2000.

                    This marks an influction point in our turn around, as it is the first quarter of positive, sequential revenue growth since the first quarter of last year.

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                    Pro forma net loss for the first quarter of 2001 was $5.6
                    million, or 19 cents per share, compared to $7.2 million, or 28 cents per share for the first quarter of 2000, and $11.3 million or 38 cents per share for the fourth quarter of 2000.

                    Pro forma EBITDA loss for the first quarter was $3.7 million, compared to pro forma EBITDA losses in the first and fourth quarters of 2000 of $5.3 million and $9.3 million respectively.

                    The pro forma net loss and pro forma EBITDA loss for the first quarter of 2001 excludes the sales and marketing settlement charge of $12.6 million related to the favorable restructuring of the company's partnership agreements, and merger related costs of $850,000 associated with the recently announced merger agreement with Autobytel.

                    Ness loss for the first quarter, which includes the items noted above, was $19.1 million or 65 cents per share, compared to $7.2 million or 28 cents per share in the first quarter of 2000, and $14.4 million or 49 cents per share in the fourth quarter of 2000.

                    For the quarter, we received approximately 60% of our revenue from referral fees to dealers and 40% from partners and other sources.

                    The increase in dealer sales reflects the successful implementation of our pay per performance based marketing agreements with new and existing marketing partners.

                    As discussed in last quarter's conference call, we expect dealer sales to account for approximately 57% to 60% of revenues in 2001.

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                    Gross margin for the first quarter was 81% of revenues
                    compared with a gross margin of 80% for the fourth quarter of 2000, reflecting the shift to profitable pay per performance marketing agreements.

                    Turning to operating expenses, overall pro forma operating expenses were $14.1 million in the first quarter, $5.4 million or 28% lower than in the fourth quarter of 2000.

                    This reduction in overall operating expenses is primarily driven by the re-negotiation of certain marketing agreements as well as lower salary, and salary related expenses such as bonuses and commissions.

                    Turning to specific operating expenses, pro forma sales and marketing expenditures, which excludes the sales and marketing settlement charge, totaled $8.4 million in the first quarter compared with $12.4 million in the fourth quarter of 2000.

                    The reduction in sales and marketing expenditures is driven by the restructuring of certain marketing agreements, and lower salary and salary related expenses.

                    Going forward in 2001, we estimate quarterly sales and marketing expenses will decrease by an additional $2 million to $3 million from quarter one levels.

                    Product development costs were $1.6 million in the first quarter, compared with $2.1 million in the fourth quarter of 2000. These lower costs are driven by lower salary and salary related expenses.

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                    General and administrative expenses total $2.1 million in
                    the first quarter, compared with $2.8 million in the prior quarter. Again, the decrease is primarily driven by lower salary and salary related expenses.

                    First quarter equity compensation expense and the amortization of intangibles were approximately $1.8 million and $300,000 respectively - similar to the fourth quarter.

                    Moving to the balance sheet, cash and short term investments were $13.2 million, which we are very pleased with. Especially considering that we have completed the restructuring of our marketing agreements.

                    We do not anticipate the need for additional financing during the remainder of 2001.

                    Net accounts receivable were $8.5 million at the end of the first quarter, compared with $8.5 million at the end of the fourth quarter.

                    Day Sales Outstanding decreased to 76 days in the quarter compared with an average of 80 days in the preceding quarter.

                    Since my appointment as CFO, one of my priorities is to continue to reduce the company's DSO. And I would expect the second quarter DSO to show further improvement.

                    Prepaid expenses were $5.7 million at the end of the first quarter, compared with $10.1 million at the end of the fourth quarter.

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                    This decrease in prepaid expenses is primarily the result of our marketing restructure program. And I would expect prepaid expenses for the remainder of 2001 to remain around current levels.

                    We have started to make significant progress in managing the company's future cash flow. For example, excluding the sales and marketing settlement charge of approximately $12.6 million in the first quarter, the net cash out flow for the first quarter was approximately $1.3 million.

                    This improvement was driven by the company's better operating performance and strong focus on fiscal controls and balance sheet ratios.

                    Now for guidance - which excludes potential future merger related costs of approximately $1.9 million to $2.4 million, a significant portion of which are contingent on the closing of the merger with Autobytel.

                    For the second quarter, we expect revenues of between $10.3 million and $10.7 million.

                    Again, our focus is weighted toward the profitability of our revenue streams which will be integral to our ability to achieve Autoweb's target of profitability in quarter four.

                    For the second quarter of 2001, we anticipate a net loss between $2.5 million and $2.9 million, equivalent to an EPS loss between 8 cents to 10 cents.

                    EBITDA for the second quarter is anticipated between a loss of $400,000 to $800,000.

                    I will now turn the call back over to Jeffrey.

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Jeffrey Schwartz:   Thank you, Michael.

                    We see the first quarter as a success by every measure. We improved along key financial metrics such as revenue, gross profit margin, cash flow and balance sheet items, while enhancing our overall operations.

                    Although our business is to some degree subject to the larger economic environment, we are very confident in the long term strength of this business and look forward to continued growth within each of our revenue channels.

                    That concludes our portion. And I guess we'd like to turn it back to the operator and ask for questions.

Operator:           At this time, if you would like to ask a question please
                    press the number one on your telephone key pad. If you would like to withdraw your question, press the pound key. Please hold for your first question.

                    At this time there are no questions.

Jeffrey Schwartz:   Operator, then we'd just like to thank everybody for joining us today and conclude the call. Thank you very much.

Man:                Thank you.


                                      END

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Additional Information and Where to Find It.

Autobytel plans to file a registration statement on Form S-4 in connection with the proposed transaction and Autobytel and Autoweb expect to mail a joint proxy statement/prospectus to the stockholders of Autobytel and Autoweb containing information about the proposed transaction. Investors and securityholders are advised to read the joint proxy statement/prospectus regarding the potential transaction referred to above, when it becomes available, because it will contain important information. The registration statement will be filed with the Securities and Exchange Commission by Autobytel and the joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and securityholders may obtain a free copy of the registration statement and the joint proxy statement/prospectus (when available) and other reports, documents, proxy statements and other information filed by Autobytel and Autoweb with the Securities and Exchange Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained free of charge from Autobytel at 949-862-1355 or investor@Autobytel.com or from Autoweb at 800-707-9552.

Autobytel will be, and its executive officers and directors may be, soliciting proxies from Autobytel's stockholders with respect to the transactions contemplated by the Acquisition Agreement. The following are the directors and executive officers of Autobytel: Mark W. Lorimer, Michael Fuchs, Amit Kothari, Jeffrey H. Coats, Mark N. Kaplan, Kenneth J. Orton, Robert S. Grimes, Peter Titz, Dennis Benner, Andrew Donchak, Ariel Amir, Howard Layson and Richard Post.

In addition, Autoweb will be, and its executive officers and directors may be, soliciting proxies from the stockholders of Autoweb with respect to the transactions contemplated by the Acquisition Agreement. The following are the directors and executive officers of Autoweb: Dean DeBiase, Jay Hoag, Mark Ross, Lawrence Lepard, Jeffrey Schwartz, Michael Schmidt, Nadyne Edison, Jerry Karr, William Barrett, Meri E. Glade, Regan Senkarik, Steve Cottrell and Fred Ruffin.

A description of any interests that Autoweb's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

Contacts:

      Media Relations - Autobytel
      Melanie Webber, Autobytel, 949.862.3023 (melaniew@Autobytel.com) Betsy Isroelit, RBI Communications, Inc., 323.960.1360 ext. 17 (betsy@rbicom.com)
      Cassandra Cavanah, RBI Communications, Inc., 323.960.1360 ext. 30 (cassandra@rbicom.com)

      Media Relations - Autoweb
      Jenny Connorton (MWW Group) 212-827-3762
      Michelle Beilsmith (MWW Group) 212-827-3748
      Richard Schineller (MWW Group) 212-827-3743